Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 9 DATED SEPTEMBER 16, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of October 1, 2024;
•to disclose the calculation of our August 31, 2024 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to provide updates to our identification and approval of investments process, officers of the Company, our Investment Committees and valuation guidelines.
October 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2024 (and repurchases as of September 30, 2024) is as follows:

Transaction Price (per share)
Class T	$27.3375
Class S	$27.3872
Class D	$27.3533
Class I	$27.4704
Class E	$28.9724
The October 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
August 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of August 31, 2024:

$ in thousands, except share/unit data
Components of NAV	August 31, 2024
Investments in real estate	$802,361
Investments in unconsolidated entities	149,948
Investments in real estate-related securities	38,539
Investment in commercial loan	34,763
Investment in affiliated fund	23,035
Cash and cash equivalents	43,981
Restricted cash	9,015
Other assets	5,765
Mortgage notes, revolving credit facility and financing obligation, net	(386,998)
Subscriptions received in advance	(4,847)
Other liabilities	(17,619)
Management fee payable	(348)
Accrued stockholder servicing fees	(16)
Non-controlling interests in joint-ventures	(65,952)
Net asset value	$631,627
Number of outstanding shares/units	22,404,964
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,149	$19,278	$23,733	$127,904	$34,962	$405,359	$3,242	$631,627
Number of outstanding shares/units	627,322	703,904	867,629	4,656,082	1,206,726	14,231,408	111,893	22,404,964
NAV Per Share/Unit as of August 31, 2024	$27.3375	$27.3872	$27.3533	$27.4704	$28.9724	$28.4834	$28.9724
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.1%	5.7%
Office	8.8%	7.3%
Industrial	7.2%	6.0%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.4%	5.6%
Retail	8.3%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	2.8%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.6)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of September 11, 2024, we have issued and sold in our public offering (1) 6,760,246 shares of our common stock (consisting of 270,097 Class T shares, 367,199 Class S shares, 528,818 Class D shares, 3,568,759 Class I shares and 2,025,373 Class E shares) in the primary offering for total proceeds of $203.4 million and (2) 100,483 shares of our common stock (consisting of 10,475 Class T shares, 7,912 Class S shares, 18,993 Class D shares, 45,407 Class I shares and 17,696 Class E shares) pursuant to our distribution reinvestment plan for a total value of $3.0 million. As of August 31, 2024, our aggregate NAV was $631.6 million. We intend to continue selling shares in our public offering on a monthly basis.

Updates to the Prospectus
The following disclosure modifies the disclosure in the section of the Prospectus titled "Investment Objectives and Strategies—Identification and Approval of Investments” and all related disclosures in the Prospectus.
Identification and Approval of Investments
The Invesco Real Estate personnel who perform investment management services for us pursuant to the Advisory Agreement will identify and make investment decisions regarding potential investment opportunities.
Each year Invesco Real Estate, on average over the previous ten years, buys and sells approximately $12.2 billion of real estate globally, in addition to real estate-related securities. The Invesco Real Estate platform is organized regionally so as to identify opportunities and transact at an informed, local level. Invesco Real Estate’s sourcing effort is a combination of this bottom-up knowledge paired with macro views and analysis supplied and updated by our internal CIO Council and strategic analytics group.
In addition to its in-house capabilities, Invesco Real Estate has developed a network of relationships with real estate owners, financial institutions, operating partners, senior business executives and government officials. These relationships provide valuable market knowledge and form a critical component of Invesco Real Estate’s investment-sourcing network.
Once an investment opportunity has been identified, Invesco Real Estate has an established system for vetting and closing each transaction, primarily consisting of thorough due diligence and the applicable Investment Committee (Equity, Credit, and Platform) approval process. Due diligence covers all aspects of underwriting/valuation, physical, legal and environmental assessment, and all requisite documentation. Invesco Real Estate has dedicated departments that coordinate with the transaction and investment management teams to ensure the diligence is comprehensive. The findings of due diligence allow for a proper risk-return discussion at the Investment Committee level, and there are certain risks (e.g., open-ended litigation and environmental risk) that Invesco Real Estate is generally not willing to accept.
Each of the Equity and Credit Investment Committees meets regularly and the Platform Investment Committees meets on an ad hoc basis to discuss investment opportunities currently in the pipeline. Ad hoc meetings may be called, as necessary, for all Investment Committees. Prior to an investment opportunity being presented to the applicable Investment Committee (Equity, Credit, and Platform) for approval, the investment opportunity undergoes a formalized screening process to determine the suitability of the investment opportunity, along with the investment’s major attributes and risk factors. Prior to significant due diligence being undertaken with respect to an investment opportunity, the investment opportunity must be approved at a preliminary meeting of the applicable Investment Committee. Following the approval of an investment opportunity at the preliminary meeting of the applicable Investment Committee, the bulk of the due diligence with respect to such investment opportunity will take place. Following completion of all due diligence, the investment opportunity is presented to the applicable Investment Committee for final approval. Final approval of an investment opportunity requires no more than two no votes from members of the applicable Investment Committee. Each Investment Committee is comprised of senior Invesco Real Estate professionals from various real estate disciplines across the firm, including Transactions, Investment Management, Portfolio Management and Closings, Financing and Dispositions. For a discussion of the experience of the members of each of the Investment Committees, see “Management—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committees.”
Amendment to officers of the Company and members of the Investment Committees
The following disclosure modifies the disclosure in the sections of the Prospectus titled "Management-Additional Officers" and "Management—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committees” and all related disclosures in the Prospectus.
As previously disclosed, effective as of June 30, 2024, Michael C. Kirby, CPM®, retired and no longer serves as an officer of the Company and is no longer a member of the Equity Investment Committee and Credit Investment Committee. Accordingly, all information and references related to Mr. Kirby are hereby removed from the Prospectus.
Effective August 22, 2024, Darin Turner no longer serves as a Portfolio Manager of the Company and is no longer a member of Invesco Real Estate’s CIO Council or Platform Investment Committee. Accordingly, all information and references related to Mr. Turner are hereby removed from the Prospectus.

Amendment to valuation guidelines
The following disclosure replaces the third paragraph in the section of the Prospectus titled "Net Asset Value Calculation and Valuation Guidelines - NAV and NAV per Share Calculation" and modifies all related disclosures in the Prospectus. This amendment is effective on September 1, 2024.

The monthly NAV for each class of shares will be based on the net asset values of the Company's assets, and the deduction of the Company's liabilities. At the end of each month, before taking into consideration class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) will be allocated among each class of Shares based on each class’s relative percentage of the previous aggregate NAV adjusted for any issuances of Shares and repurchases of Shares that were effective during such month. The NAV calculation will generally be available within 15 calendar days after the end of the applicable month. Changes in our monthly NAV includes, without limitation, accruals of our net portfolio income, interest expense, the management fee payable to the Adviser, any accrued performance participation with respect to the Special Limited Partner, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in the monthly NAV will include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.